SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Record EBITDA of US$3.9 billion in 2017

Stock price (BRKM5) gains 29% in the period

HIGHLIGHTS:

Braskem – Consolidated:

▶  In 4Q17, EBITDA amounted to US$911 million, up 5% from 3Q17, mainly due to the widening of international spreads after Hurricane Harvey in the United States. Compared to 4Q16, EBITDA advanced 25%, explained by sales volume growth and the improvement in chemicals spreads in the international market, PP spreads in the United States and Europe and PE spreads in Mexico.

▶  In 2017, consolidated EBITDA was US$3,872 million, a new record for the Company and 17% higher than in 2016, with positive impacts from: (i) sales volume growth in Mexico, due to the complex reaching full ramp-up; (ii) wider spreads for chemicals in the international market, for PP in Europe and for PE in Mexico; (iii) expansion in production capacity and sales volume growth at the units in the United States and Europe; (iv) higher sales volume  in the Brazilian market and record-high production volumes of key chemicals, PP and PE; and (v) capital gain of US$88 million from the quantiQ divestment.

▶  In 4Q17, Braskem posted consolidated net income of R$313 million and net income of R$386 million in the Parent Company. In 2017, consolidated net income amounted to R$4,133 million, while net income attributable to shareholders came to R$4,083 million, corresponding to earnings of R$5.12 per common share and per class “A" preferred share1.

▶  In the year, free cash flow was R$2,460 million.

▶  Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar stood at 1.91x at the end of 2017.

▶  The recordable and lost-time injury frequency rate, considering both Team Members and Partners per million hours worked, stood at 1.03 in the year, or 41% lower than the global industry average2.

▶  In December, the Company paid in advance R$1 billion in dividends for fiscal year 2017, representing 24.5% of net income attributable to shareholders for the year.

▶  Standard & Poor's reaffirmed Braskem’s investment grade rating of BBB-, with a negative outlook, given the downgrade in Brazil’s sovereign rating in January 2018. In this scenario, the Company maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and a rating above Brazil’s sovereign risk at Moody’s.

Main Financial Results		4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
R$ million		(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue		12,628	12,162	12,046	4%	5%	49,261	47,664	3%
EBITDA		2,952	2,746	2,379	8%	24%	12,334	11,507	7%
Net Profit (Loss)*		386	799	(2,531)	-52%	-	4,083	(411)	-
Free Cash Flow Generation**	-	43	1,068	215	-104%	-120%	2,460	2,247	9%
Net Revenue (US$ million)		3,929	3,788	3,658	4%	7%	15,441	13,734	12%
EBITDA (US$ million)		911	868	727	5%	25%	3,872	3,304	17%
*Net Profit (Loss) Attributable to Company's Shareholders
*** Free Cash Flow Generation relates, according to Annex IV, to the Net Cash provided by operating activities excluding (i) the payment of the leniency agreement and (ii) the effects of reclassifications between the lines of Financial investments held for trading and Cash and Cash Equivalents; subtracted by the line of Cash used in Investing Activities.

1 The amount for the class “B” preferred shares is R$0.61.

2 The industry average is 1.75, according to the American Fuel & Petrochemical Manufactures (AFPM)

Petrochemical Industry:

▶  In 4Q17, the spread of the key chemicals3 produced by Braskem stood at US$344/ton, down 5% from 3Q17, due to the naphtha price increase, which has not been fully reflected in the prices of these products. In 2017, the chemicals spread was US$411/ton, up 28% from 2016, due to increases in the prices of chemicals, especially butadiene and benzene in the first quarter of 2017.

▶  In the quarter, the average international spread4 for the resins produced by Braskem in Brazil was US$637/ton, down 2% from 3Q17. In the year, the resin spread stood at US$654/ton, down 3% from 2016. In both cases, the spread remained at healthy levels, since resin prices eventually accompanied the increase in naphtha prices.

▶  The PP spread in the United States5 was US$610/ton, increasing 4% from 3Q17, reflecting the effects from Hurricane Harvey. In the year, the PP spread in the United States was US$585/ton, down 17% from 2016, reflecting the higher propylene price due to the increase in exports and the lower inventories of this product.

▶  The PP spread in Europe was US$509/t, down 6% from 3Q17, due to the hike in oil prices, which led to higher propylene prices and to lower seasonal demand for PP in the fourth quarter.

▶  The PE spread in Mexico6 was US$1,069/ton, increasing 12% from 3Q17, explained by the effects from Hurricane Harvey, by the higher prices for oil/naphtha, which had a greater impact on PE prices than on ethane prices, and by the delays of new capacities expected to come online in the period. In the year, the PE spread in Mexico stood at US$1,001/ton, up 3% from 2016.

Petrochemical Spreads - IHS*	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
US$/ton	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Chemicals Spread	344	362	325	-5%	6%	411	321	28%
Resins Spread
Brazil	637	650	649	-2%	-2%	654	677	-3%
United States	610	584	588	4%	4%	585	702	-17%
Europe	509	544	438	-6%	16%	505	476	6%
Mexico**	1,069	951	941	12%	14%	1,001	969	3%
* Source: IHS
**Difference between PE and ethane reference prices

Compliance:

▶  In keeping with its commitment to acting ethically, with integrity and transparency, the Company launched in 2016 a comprehensive Compliance Program comprising various initiatives to improve its Compliance system. In 4Q17, a total of 31 initiatives under the Compliance Program were concluded, which included:

•       Directives on: (i) Relation with Government Officials; (ii) Internal Controls; (iii) Global Sales; (iv) Attracting & Identifying People; and (v) Disciplinary Measures.

•       Hiring of a Compliance Officer in Europe; and

•       Training programs on the Code of Conduct, Anticorruption and Fair Competition.

3 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: HIS.

4 Difference between the price of resins based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS.

5 Difference between the U.S. polypropylene price and the U.S. propylene price.

6 Difference between the U.S. polyethylene price and the U.S. ethane price.

Highlights by Segment:

Brazil:

▶  Brazilian demand for resins (PE, PP and PVC) was 1.3 million tons in 4Q17, down 4% from 3Q17, due to seasonality. In the year, resin demand was 5.1 million tons, growing 4% from 2016, driven by stronger economic activity, especially from the packaging, automotive, agriculture, retail and electronics industries.

▶  Braskem’s resin sales in the Brazilian market amounted to 892 kton in 4Q17, decreasing 2% from 3Q17, lower than the market contraction of 4%. In the year, sales volume in the Brazilian market came to 3.5 million tons, growing 4% from 2016 and setting a new record for PE sales volume. Braskem’s market share stood at 70% in 4Q17 and 69% in 2017.

▶  In 4Q17, the average cracker capacity utilization rate was 95%, increasing 3 p.p. from 3Q17. In the year, the average cracker capacity utilization rate was 94%, up 2 p.p. from 2016, supporting record-high production of ethylene, butadiene and gasoline.

▶  In 4Q17, the Company exported 339 kton of resins, representing decreases of 15% and 18% compared to 3Q17 and 4Q16, respectively. In the year, resin exports amounted to 1.5 million tons, down 11% from 2016.

▶   In 4Q17, the units in Brazil posted EBITDA of R$1,952 million. In the year, EBITDA came to R$8,675 million, which corresponds to 68% of consolidated EBITDA.

United States and Europe:

▶  In 4Q17, the average capacity utilization rate stood at 99%, increasing 4 p.p. and 3 p.p. from 3Q17 and 4Q16, respectively. In 2017, the average capacity utilization rate was 97%, down 3 p.p. from 2016.

▶  The units in the United States and Europe posted EBITDA of US$175 million in 4Q17 and US$647 million in 2017, corresponding to 16% of the Company’s consolidated EBITDA.

▶  Construction of the new PP plant in the United States reached 9% completion in 2017, with investment of US$172 million already disbursed.

Mexico:

▶  In 4Q17, the PE plants operated at an average capacity utilization of 86%, down 1 p.p. from 3Q17. In 2017, the average capacity utilization rate was 88%, increasing 46 p.p. from 2016.

▶  In the quarter, PE sales in the local market amounted to 144 kton, down 6% from 3Q17. In the year, PE sales in the local market came to 551 kton.

▶  EBITDA from the Mexico unit was US$174 million in 4Q17 and US$623 million in the year, corresponding to 16% of the Company’s consolidated EBITDA.

OUTLOOK

In January 2018, the International Monetary Fund (IMF) revised upwards its forecast for world GDP growth in 2018 by 0.2 p.p. in relation to its last forecast in October 2017. The current expectation is for the global economy to grow by 3.9% in 2018. The revision reflects (i) the stronger momentum in global growth; (ii) the recent growth in world trade; and (iii) the expected impact from the recently approved U.S. tax policy changes.

According to the Brazilian Central Bank’s “Focus” report, the country’s GDP is expected to grow 2.7% in 2018. The positive result is based on higher levels of household consumption and investments. In the medium and long terms, the main risks to the performance of the Brazilian economy are associated with political uncertainties, which threaten the implementation of structural reforms.

With regard to the dynamics of the oil market, factors supporting the recent upturn in oil prices include the more robust world economy, weather events in the United States, the extension of the agreement to cut oil production by OPEC member nations and other large producers, led by Russia, and geopolitical tensions in the Middle East, while Brent crude oil was quoted as high as US$70 per barrel in mid-January. According to the International Energy Agency (IEA), this price level is not expected to last, given the growing supply of shale oil from the United States, which renders less effective the efforts of global producers to limit production and reduce international inventories. In this scenario, in mid-February, the Brent crude oil price already registered a decline, to US$63.33/barrel.

In the petrochemical industry, the scenario remains positive with healthy spreads expected for the coming years:

▪  Chemicals: the chemicals spread in the international market is expected to remain at healthy levels, albeit lower than in 2017, when prices peaked in 1Q17 due to one-off problems with product shortages, especially of butadiene and benzene.

▪  Polyethylene (PE): PE spreads in the international market are expected to remain at healthy levels, though still below the level in 2017, given the new polyethylene capacities to come online in the United States during 2018. Spreads should begin to recover as of 2019, given the lack of a second investment phase in the region and the lower production of coal-based product in Asia, leading to high capacity utilization rates for this resin in the global market.

▪  Polypropylene (PP): spreads in the international market are expected to remain at healthy levels due to the resin’s supply-demand balance in the global market. In the U.S. market, however, the expectation is for even better PP spreads compared to last year, given the higher supply of propylene feedstock in the region following the startup of another propane dehydrogenator and no new PP capacities expected to come online in 2018.

▪  PVC: the scenario remains positive, with the expectation of spreads widening in relation to 2017 over the coming years, since demand exceeds the new capacity added each year, supporting higher global utilization rates.

Furthermore, the global petrochemical market could be affected by the growth in initiatives promoting ethical consumerism and by the change in the Chinese law impacting solid waste imports from other countries to produce resins.

In this scenario, the Company’s strategy remains focused on: (i) pursuing higher productivity and competitiveness in its current operations, with a focus on operating efficiency and cost leadership; (ii) diversifying the feedstock profile by increasing the share of gas and maintaining assets flexibility; (iii) expanding the global footprint; and (iv) strengthening Braskem's image and reputation towards Team Members, Clients, Suppliers, Society and Investors, through advances in compliance, sustainability, innovation and people management.

1.   BRAZIL

Braskem’s results in Brazil7 are formed by the following segments: Chemicals, Polyolefins & Vinyls.

BRAZIL	4Q17	3Q17	Chg.	2017
	(A)	(B)	(A)/(B)
Financial Overview (R$ million)
Net Revenue	10,115	9,635	5%	38,698
COGS	(7,723)	(7,381)	5%	(29,357)
Gross Profit	2,392	2,254	6%	9,341
Gross Margin	24%	22%	1 p.p.	92%
SG&A	(647)	(662)	-2%	(2,229)
Other Operating Income (Expenses)	(307)	(192)	60%	(423)
Investment in Subsidiary and Associated Companies	11	6	64%	40
EBITDA	1,952	1,930	1%	8,675
EBITDA Margin	19%	20%	-1 p.p.	22%
Net Revenue (US$ million)	3,115	3,045	2%	12,123
EBITDA (US$ million)	601	610	-1%	2,719

7 Braskem’s result in Brazil corresponds to the sum of the results from the Chemicals, Polyolefins and Vinyls units less eliminations from the revenues and costs with transfers of products among these segments. In 2Q17, EBITDA from Brazil includes the capital gain from the divestment of quantiQ, of R$277 million, which is not allocated to any operating segment.

1.1.  CHEMICALS8

CHEMICALS	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
Ethylene	902,772	865,570	844,392	4%	7%	3,518,658	3,459,861	2%
Utilization Rate	95%	92%	90%	3 p.p.	5 p.p.	94%	92%	2 p.p.
Propylene	360,984	367,016	330,266	-2%	9%	1,445,887	1,400,466	3%
Cumene	52,817	52,714	54,513	0%	-3%	198,202	193,936	2%
Butadiene	108,576	107,782	95,021	1%	14%	430,032	411,688	4%
Gasolina	245,672	262,085	320,719	-6%	-23%	1,008,579	984,189	2%
BTX*	233,094	257,576	234,028	-10%	0%	977,184	1,000,489	-2%
Others	273,198	273,264	255,590	0%	7%	1,077,453	1,033,848	4%
Total	2,177,113	2,186,008	2,134,529	0%	2%	8,655,996	8,484,476	2%
Sales - Brazilian Market (Main Chemicals)
Ethylene	130,633	133,786	115,902	-2%	13%	523,639	511,865	2%
Propylene	94,647	104,778	75,036	-10%	26%	360,394	291,311	24%
Cumene	53,169	52,409	52,431	1%	1%	199,792	194,472	3%
Butadiene	44,601	48,520	47,187	-8%	-5%	183,849	198,451	-7%
Gasolina	232,772	224,513	213,752	4%	9%	925,867	745,087	24%
BTX*	171,645	163,741	168,721	5%	2%	644,589	676,958	-5%
Total	727,467	727,748	673,028	0%	8%	2,838,130	2,618,144	8%
Exports (Main Chemicals)
Ethylene	36,083	18,397	7,917	96%	356%	100,927	64,193	57%
Propylene	4,601	9,210	7,501	-50%	-39%	43,127	79,312	-46%
Gasolina	14,258	25,508	31,977	-44%	-55%	78,030	194,222	-60%
Butadiene	65,262	57,278	52,167	14%	25%	241,019	213,666	13%
BTX*	80,618	89,734	95,965	-10%	-16%	361,476	347,498	4%
Total	200,822	200,127	195,527	0%	3%	824,579	898,893	-8%
Financial Overview (R$ million)
Net Revenue	6,706	5,958	6,548	13%	2%	25,179	25,063	0%
COGS	(5,450)	(4,876)	(5,294)	12%	3%	(20,530)	(20,248)	1%
Gross Profit	1,256	1,082	1,253	16%	0%	4,649	4,814	-3%
Gross Margin	19%	18%	19%	1 p.p.	0 p.p.	18%	19%	0 p.p.
SG&A	(190)	(207)	(179)	-8%	6%	(773)	(680)	14%
Other Operating Income (Expenses)	(103)	(52)	(295)	99%	-65%	(197)	(410)	-52%
EBITDA	1,255	1,117	1,076	12%	17%	4,809	4,910	-2%
EBITDA Margin	19%	19%	16%	0 p.p.	3 p.p.	19%	20%	1 p.p.
Net Revenue (US$ million)	2,065	1,884	1,989	10%	4%	7,891	7,242	9%
EBITDA (US$ million)	388	353	329	10%	18%	1,510	1,415	7%
BTX* - Benzene, Toluene and Paraxylene

Capacity Utilization:

Compared to 3Q17, the 3 p.p. increase in the average capacity utilization of crackers is mainly explained by the record-high utilization rate of 103% at the Rio de Janeiro cracker, which in the prior quarter had been affected by a scheduled shutdown. Compared to the same period of 2016, the average capacity utilization rate of the crackers in 4Q17 was 5 p.p. higher, due to the scheduled shutdown at the Bahia cracker in 4Q16.

In 2017, the average capacity utilization rate of the crackers stood at 94%, advancing 2 p.p. on 2016, reflecting the good operating performance and record production of ethylene, butadiene and gasoline.

8 The Chemicals segment is formed by and operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities. These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Chemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units. Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

In 2017, ethylene, propylene, cumene, gasoline, benzene, toluene and paraxylene accounted for approximately 80% of net revenue in the Chemicals segment, for which reason they are considered key chemical products.

Sales Volume – Brazilian Market:

In 4Q17, the volume of sales of key chemicals to third parties was 727 kton, in line with 3Q17 and 8% higher than in 4Q16, which is basically explained by the stronger sales volumes of propylene, ethylene and gasoline.

In 2017, the volume of sales of key chemicals to third parties was a record-high 2,838 kton, growing 8% from 2016, led by the higher volume of propylene sales to the acrylics unit in Camaçari, Bahia and of gasoline sales, reflecting the change in the sales policy.

Sales Volume - Export Market:

Exports of key chemicals came to 201 kton in 4Q17, in line with the volume exported in 3Q17 and 3% higher than in the same period of 2016, driven predominately by sales of ethylene and butadiene.

In 2017, exports of key chemicals amounted to 825 kton, down 8% from 2016, due to the change in the sales mix of gasoline and propylene, both of which are sold in the local market, even though the Company posted record export sales of butadiene and ethylene.

COGS9:

In 4Q17, COGS amounted to US$1,678 million, increasing 9% and 4% from 3Q17 and 4Q16, respectively, explained mainly by higher prices for key raw materials.

•         The ARA naphtha price reference averaged US$556/ton, increasing 20% and 26% compared to 3Q17 and 4Q16, respectively, accompanying the higher prices of Brent crude oil. The crude oil price rose 17% and 26% compared to 3Q17 and 4Q16, respectively, reflecting the extension of the OPEC+10 agreement to cut production and the low oil stocks in the United States. For naphtha supply in the Brazilian market (average of n-1 quote), the average international price reference in 4Q17 was US$532/ton, 24% and 27% higher than in 3Q17 and 4Q16, respectively.

•         The USGC reference price for ethane, the main feedstock used by the Rio de Janeiro cracker, averaged 25¢/gal (US$185/ton), down 4% compared to 3Q17, due to the high inventory build in expectation of new crackers coming online in late 2017, which did not occur on schedule. Compared to 4Q16, the USGC price for ethane rose 4%, which is explained by higher ethane export volumes from the United States, by the higher price for LPG, which led producers to prefer cracking ethane, and by the startup of two new crackers.

•         The USGC price reference for propane in 4Q17 was 96¢/gal (US$ 499/ton), 24% and 65% higher than in 3Q17 and 4Q16, respectively, reflecting the higher volume of exports, especially to Asia, and the signs of a more severe winter in the northern hemisphere.

In 2017, COGS in the Chemical segment amounted to US$6,432 million, up 10% from 2016, due to the growth in sales volume and the higher prices for raw materials, especially naphtha, whose price increased 26% in the period, accompanying the oil price.

SG&A Expenses11:

Selling, general and administrative expenses in 4Q17 and 2017 corresponded to around 3% of the segment’s net revenue in the period.

EBITDA: In 4Q17, EBITDA came to US$388 million, advancing 10% and 18% from 3Q17 and 4Q17, respectively. In 2017, EBITDA from the Chemicals segment was US$1,510 million, up 7% from 2016.

9 Cost of goods sold: the Chemicals segment uses naphtha, HLR (refinery gas), ethane and propane as the main feedstocks for its production of olefins and aromatics. Petrobras supplies 100% of the HLR and most of the ethane, propane and naphtha consumed by Braskem, with the remainder met by imports from various suppliers.

10 Organization of Petroleum Exporting Countries

11 Selling, general and administrative expenses.

1.2.  POLYOLEFINS12

POLYOLEFINS	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PE	697,318	670,673	667,187	4%	5%	2,719,245	2,708,466	0%
Utilization Rate	91%	88%	87%	3 p.p.	4 p.p.	90%	89%	1 p.p.
PP	426,753	430,534	393,676	-1%	8%	1,711,741	1,592,474	7%
Utilization Rate	92%	92%	85%	0 p.p.	7 p.p.	93%	86%	7 p.p.
Total	1,124,071	1,101,207	1,060,862	2%	6%	4,430,986	4,300,940	3%
Sales - Brazilian Market
PE	455,557	477,676	419,557	-5%	9%	1,795,446	1,705,462	5%
PP	289,680	309,945	266,864	-7%	9%	1,164,947	1,105,675	5%
Market Share	74%	73%	71%	1 p.p.	3 p.p.	73%	73%	0 p.p.
Total	745,237	787,621	686,421	-5%	9%	2,960,393	2,811,137	5%
Exports
PE	213,903	222,992	233,859	-4%	-9%	916,115	1,024,233	-11%
PP	116,227	136,175	142,174	-15%	-18%	522,210	566,255	-8%
Total	330,130	359,168	376,032	-8%	-12%	1,438,325	1,590,488	-10%
Financial Overview (R$ million)
Net Revenue	4,984	4,961	4,730	0%	5%	19,650	20,307	-3%
COGS	(3,985)	(3,968)	(3,724)	0%	7%	(15,572)	(15,981)	-3%
Gross Profit	1,000	993	1,007	1%	-1%	4,079	4,326	-6%
Gross Margin	20%	20%	21%	0 p.p.	-1 p.p.	21%	21%	-1 p.p.
SG&A	(346)	(336)	(342)	3%	1%	(1,322)	(1,285)	3%
Other Operating Income (Expenses)	(75)	(57)	(78)	32%	-4%	(178)	(199)	-11%
EBITDA	684	704	694	-3%	-1%	3,001	3,291	-9%
EBITDA Margin	14%	14%	15%	0 p.p.	-1 p.p.	15%	16%	-1 p.p.
Net Revenue (US$ million)	1,536	1,569	1,437	-2%	7%	6,157	5,850	5%
EBITDA (US$ million)	212	223	200	-5%	6%	943	935	1%

Capacity Utilization:

The average capacity utilization of PE industrial units rose by 3 p.p. from 3Q17 and by 4 p.p. from 4Q16, when they were affected by the scheduled shutdown of the Rio de Janeiro cracker and one of the cracker lines in Bahia, respectively.

The average capacity utilization rate of the PP industrial units maintained its high level of the previous quarter and increased by 7 p.p. compared to 4Q16, reflecting the improved supply of propylene by the Chemicals segment.

In 2017, the average capacity utilization of the PE plants stood at 90%, increasing 1 p.p. compared to 2016. In the same period, the PP plants operated at an average utilization rate of 93%, 7 p.p. higher than in 2016, influenced by the better performance of the plants in São Paulo state and of the Rio Grande do Sul complex, supported by the improved supply of propylene by the Chemicals segment. In the year, polyolefins production grew 3% compared to 2016, setting a new record.

Brazilian Market:

Influenced by seasonality, the estimated market for polyolefins (PE and PP) in 4Q17 was 1,004 kton, down 7% from 3Q17. Compared to 4Q16, the estimated market for polyolefins expanded 4%, led by sales of PE to the packaging industry, especially for the consumer goods segment, driven by higher household consumption, and of PP to the automotive industry and of raffia to the growing agriculture industry.

In the year, the estimated market for PE and PP grew 5% to 4,061 kton, driven by brisker growth in the packaging industry and by the recovery of certain industries, especially automotive, agriculture, retail and electronics/appliance.

12 The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock. The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP. In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

Sales Volume - Brazilian Market:

In 4Q17, due to seasonality, sales volume in Brazil fell 5% from 3Q17, supporting a market share gain of 1 p.p., to 74%. Compared to 4Q16, sales volume in Brazil grew 9%, outpacing the growth in Brazilian demand for polyolefins.

In the year, sales volume in Brazil accompanied the performance of the local market to grow 5% from 2016, with market share of 73%, in line with the previous year. The highlight was the sales of PE in Brazil, which grew 5% to set a new record.

Sales Volume - Export Market:

Reflecting the stronger demand for resins in the Brazilian market, sales volume from the Polyolefins unit decreased 12% and 10% compared to 4Q16 and 2016, respectively. Exports to South American countries remained strong, since they are priority markets for the Company. Compared to 3Q17, export volume decreased 8% due to seasonality.

COGS13:

In 4Q17, COGS of the Polyolefins unit stood at US$1,227 million, down 2% from 3Q17, explained by lower sales volume, which offset the higher feedstock prices.

•         The average USGC propylene price reference in 3Q17 was US$1,080/ton, 18% higher than in 3Q17, explained by Hurricane Harvey in Texas, which affected the region’s refineries and crackers and significantly reduced the supply of propylene in the market.

•         The European (NWE) price reference for ethylene, which is used for internal transfers from the Chemicals unit, averaged US$1,219/ton in the quarter, up 6% from 3Q17.

Compared to 4Q16, COGS in U.S. dollar of the Polyolefins unit increased 9%, explained by the 19% increase in the European (NWE) price reference for ethylene and by the 35% increase in the USGC price reference for propylene, combined with the sales volume growth.

In 2017, COGS of the Polyolefins Unit came to US$4,878 million, up 6% compared to 2016, explained by higher feedstock prices in the international market and sales volume growth. The average price reference for propylene in the U.S. Gulf Coast (USGC) was US$986/ton, while the international price reference for ethylene in Europe (NWE) averaged US$1,146/ton, up 30% and 14%, respectively, from 2016.

SG&A Expenses:

Selling, general and administrative expenses in both 4Q17 and 2017 corresponded to 7% of the segment’s net revenue in the period.

EBITDA:

EBITDA amounted to US$212 million, declining 5% from 3Q17, due to the narrowing of international polyolefin spreads. In Brazilian real, EBITDA came to R$684 million, 3% lower, positively influenced by the 3% average Brazilian real depreciation in the period.

Compared to 4Q16, the higher spreads for polyolefins, especially PP, in the international market led EBITDA to increase 6% in U.S. dollar and decrease 1% in Brazilian real, affected by the 1% average local-currency appreciation.

In the year, EBITDA came to US$943 million, growing 1% from 2016, adversely affected by the lower PP spreads. In Brazilian real, EBITDA was stable and also was influenced by the 9% appreciation in the local currency in the period.

13 Cost of goods sold: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Chemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

1.3.  VINYLS14

VINYLS	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
	(A)	(B)	(C)	(A)/(B) (A)/(C)		(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PVC	157,329	157,052	162,873	0%	-3%	611,217	594,039	3%
Utilization Rate	88%	88%	91%	0 p.p.	-3 p.p.	86%	84%	2 p.p.
Caustic Soda	109,899	108,807	113,282	1%	-3%	408,981	440,907	-7%
Total	267,228	265,859	276,156	1%	-3%	1,020,198	1,034,945	-1%
Sales - Brazilian Market
PVC	147,210	127,193	137,377	16%	7%	525,683	528,314	0%
Market Share	56%	51%	54%	4 p.p.	2 p.p.	52%	52%	0 p.p.
Caustic Soda	96,163	105,748	101,673	-9%	-5%	402,001	436,607	-8%
Total	243,374	232,942	239,050	4%	2%	927,684	964,921	-4%
Exports
PVC	8,452	37,078	39,035	-77%	-78%	82,008	116,919	-30%
Financial Overview (R$ million)
Net Revenue	810	800	794	1%	2%	3,067	3,016	2%
COGS	(670)	(683)	(730)	-2%	-8%	(2,606)	(2,815)	-7%
Gross Profit	140	117	64	20%	118%	461	201	129%
Gross Margin	17%	15%	8%	2 p.p.	9 p.p.	15%	7%	8 p.p.
SG&A	(51)	(36)	(67)	40%	-25%	(163)	(237)	-31%
Other Operating Income (Expenses)	(94)	(19)	(51)	384%	86%	(163)	(72)	127%
EBITDA	73	146	38	-50%	92%	454	241	88%
EBITDA Margin	9%	18%	5%	-9 p.p.	4 p.p.	15%	8%	7 p.p.
Net Revenue (US$ million)	250	253	241	-1%	3%	962	870	11%
EBITDA (US$ million)	22	46	12	-51%	92%	143	69	108%

Capacity Utilization:

The average capacity utilization of PVC stood at 88% in 4Q17, in line with 3Q17 and 3 p.p. lower than in the year-ago period. In 2017, the average capacity utilization of the PVC plants stood at 86%, up 2 p.p. from 2016.

14 The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite. The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes. The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

Brazilian Market:

The estimated market for PVC in 3Q17 was 265 kton, expanding 7% and 4% from 3Q17 and 4Q16, respectively. In the year, the estimated PVC market contracted 2%, mainly due to the performance of the construction and infrastructure sectors.

Sales Volume - Brazilian Market:

In 4Q17, PVC sales grew 16% on the prior quarter, outstripping demand in the Brazilian market. In this scenario, Braskem’s market share stood at 56%, gaining 4 p.p. in relation to 3Q17. Compared to the same period last year, PVC sales grew by 7%.

In 2017, sales amounted to 526 kton, in line with 2016, with the highlight the sales to the clothing and footwear sector. Market share also was stable in relation to 2016, at 52%.

Sales Volume - Export Market:

Braskem continued to export PVC to offset the contraction in the local market, although at lower volumes compared to 2016.

COGS15:

In the year, COGS amounted US$818 million, up 1% from 2016 as a result of higher feedstock prices in the international market.

SG&A Expenses:

Selling, general and administrative expenses in 4Q17 and in 2017 corresponded to 6% and 5% of the segment’s net revenue, respectively.

EBITDA:

Supported mainly by the better international spread for PVC and caustic soda, EBITDA in U.S. dollar advanced 108% compared to 2016, to US$143 million. Despite the Brazilian real appreciation in the period, EBITDA amounted to R$454 million, growing 88% from 2016.

2.   UNITED STATES AND EUROPE16

15 Cost of goods sold: ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Chemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

16 The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

VINYLS	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
	(A)	(B)	(C)	(A)(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PVC	157,329	157,052	162,873	0%	-3%	611,217	594,039	3%
Utilization Rate	88%	88%	91%	0 p.p.	-3 p.p.	86%	84%	2 p.p.
Caustic Soda	109,899	108,807	113,282	1%	-3%	408,981	440,907	-7%
Total	267,228	265,859	276,156	1%	-3%	1,020,198	1,034,945	-1%
Sales - Brazilian Market
PVC	147,210	127,193	137,377	16%	7%	525,683	528,314	0%
Market Share	56%	51%	54%	4 p.p.	2 p.p.	52%	52%	0 p.p.
Caustic Soda	96,163	105,748	101,673	-9%	-5%	402,001	436,607	-8%
Total	243,374	232,942	239,050	4%	2%	927,684	964,921	-4%
Exports
PVC	8,452	37,078	39,035	-77%	-78%	82,008	116,919	-30%
Financial Overview (R$ million)
Net Revenue	810	800	794	1%	2%	3,067	3,016	2%
COGS	(670)	(683)	(730)	-2%	-8%	(2,606)	(2,815)	-7%
Gross Profit	140	117	64	20%	118%	461	201	129%
Gross Margin	17%	15%	8%	2 p.p.	9 p.p.	15%	7%	8 p.p.
SG&A	(51)	(36)	(67)	40%	-25%	(163)	(237)	-31%
Other Operating Income (Expenses)	(94)	(19)	(51)	384%	86%	(163)	(72)	127%
EBITDA	73	146	38	-50%	92%	454	241	88%
EBITDA Margin	9%	18%	5%	-9 p.p.	4 p.p.	15%	8%	7 p.p.
Net Revenue (US$ million)	250	253	241	-1%	3%	962	870	11%
EBITDA (US$ million)	22	46	12	-51%	92%	143	69	108%

Capacity Utilization:

The average capacity utilization rate in the United States and Europe was 99% in 4Q17, increasing 4 p.p. compared to 3Q17, given the shutdown of plants in Texas in August due to Hurricane Harvey. Compared to 4Q16, the utilization rate increased 3 p.p., due to the shutdown for the capacity-expansion project at the Marcus Hook plant in late 2016.

In 2017, the capacity utilization rate was 97%, down 3 p.p. from the previous year, reflecting the revision of production capacity conducted in 2017. Considering the same nominal capacity for both years, the capacity utilization rate in 2017 was 5 p.p. higher than in 2016. In the year, production in the United States and Europe grew 5% to set a new record.

Market:

United States: Despite Hurricane Harvey and the weaker performance of the automotive industry, U.S. PP demand increased in relation to 2016, mainly supported by the food packaging and nonwoven industries.

Europe: The recovery of European economies gained traction over the year, with PP demand in 2017 higher than in the prior year, driven by the automotive industry. Furthermore, local producers increased production in the period due to the lower volume of PP imports, due to maintenance shutdowns in the Middle East and the effects from Hurricane Harvey in the United States. This enabled Braskem to use its position as a local competitor to leverage exports from Brazil.

Sales Volume:

Sales volume in 4Q17 declined 5% compared to 3Q17, due to seasonality, and increased 3% compared to 4Q16, due to stronger PP production in the United States coupled with the increase in demand.

In the year, sales set a new record by advancing 5%, which is basically explained by the capacity expansion projects at the plants in the United States (late 2016) and Germany (early 2017) and by the firm PP demand in these regions.

 COGS17:

In 4Q17, the segment’s cost of goods sold (COGS) amounted to US$611 million, increasing 29% from 4Q16.

•         The average price of USGC polymer grade propylene in 4Q17 was US$1,080/ton, up 18% and 35% from 3Q17 and 4Q16, respectively, explained by the products shortage due to Hurricane Harvey.

•         The European price reference for propylene averaged US$1,025/ton in 4Q17, increasing 9% and 29% from 3Q17 and 4Q16, reflecting the longer-than-expected maintenance shutdowns at the region’s crackers.

In 2017, COGS stood at US$2,324 million, increasing 33% from 2016.

•         In the year, propylene prices in the United States averaged US$986/ton, increasing 30% from 2016, explained by higher propane prices and low inventory levels. In 2017, the reference price for Europe was US$946/ton, up 30% on the prior year, reflecting the higher oil prices and the growing share of gas used as feedstock by European crackers at the expense of naphtha, which reduced the supply of propylene in the region.

SG&A Expenses:

Selling, general and administrative expenses corresponded to 6% of the segment’s net revenue in 4Q17 and 2017.

EBITDA:

EBITDA in 4Q17 came to US$175 million, advancing 6% on 3Q17, explained by the 4% increase in the PP-propylene spread18 in the United States. In Brazilian real, EBITDA was R$567 million, accounting for 18% of consolidated EBITDA.

In the year, EBITDA was US$647 million, down 7% from 2016, due to the 17% decline in PP-propylene spreads3 in the United States. The result reflects the lower supply of propylene, given the growing demand for the product in the year, while exports increased and new capacity startups were delayed. In Brazilian real, EBITDA amounted to R$2,063 million, accounting for 16% of consolidated EBITDA.

3.  MEXICO (Braskem Idesa)19

17 Cost of goods sold: the main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

18 As of 2Q16, we are presenting the U.S. PP spread as follows to better reflect the U.S. market: difference between the U.S. PP (GP-homopolymer) price and the U.S. Propylene (polymer grade) price.

MEXICO	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Operating Overview (ton)
Production
PE	226,737	229,504	193,189	-1%	17%	923,540	443,180	108%
Utilization Rate	86%	87%	73%	-1 p.p.	13 p.p.	88%	42%	46 p.p.
Sales
Mexican Market	144,207	153,149	81,862	-6%	76%	551,264	201,066	174%
Exports	86,534	82,357	116,843	5%	-26%	418,067	231,378	81%
Total	230,741	235,506	198,706	-2%	16%	969,330	432,444	124%
Financial Overview (US$ million)
Net Revenue	288	267	217	8%	33%	1,128	474	138%
COGS	(159)	(166)	(141)	-4%	13%	(657)	(344)	91%
Gross Profit	129	101	75	28%	71%	472	131	261%
Gross Margin	45%	38%	35%	7 p.p.	10 p.p.	42%	28%	14 p.p.
SG&A	(23)	(25)	(19)	-9%	16%	(90)	(68)	31%
Other Operating Income (Expenses)	5	3	0	92%	2337%	9	0	11948%
EBITDA	174	136	102	28%	71%	623	163	282%
EBITDA Margin	60%	51%	47%	9 p.p.	13 p.p.	55%	34%	21 p.p.
Net Revenue (R$ million)	936	843	714	11%	31%	3,601	1,587	127%
EBITDA (R$ million)	567	429	336	32%	69%	1,987	530	275%

Capacity Utilization:

In 4Q17, the average capacity utilization rate of the PE industrial units was 86%, down 1 p.p. from 3Q17, given the supply of ethane in the period, and up 13 p.p. from 4Q16. Compared to 2016, the average capacity utilization rate of PE increased 46 p.p., since the plants were in ramp-up phase during the period.

Mexican Market:

In 4Q17, the estimated PE market in Mexico was 523 kton, down 6% from 3Q17, impacted by seasonality and pent-up demand due to the expected decline in PE prices in the region following the startup of new gas-based capacities in the United States. Compared to 4Q16, the estimated market grew 2%.

In 2017, the estimated PE market in Mexico was 2.2 million tons, 1% higher than in 2016, but lagging the projected 2% growth in Mexico’s GDP, according to the IMF, adversely affected by lower consumption due to higher interest rates.

Sales Volume:

In 4Q17, sales volume followed the overall industry performance, decreasing 6% compared to 3Q17. Compared to 4Q16, when the plants were in the ramp-up phase, sales in the local market were 76% higher.

Surplus product in the quarter was directed to exports, which increased 5% compared to 3Q17, mainly to the United States, due to the lower supply of PE in the region caused by Hurricane Harvey. Meanwhile, compared to 4Q16, exports fell 26%, given the priority on sales in the local market.

In 2017, given the product’s higher supply, total PE sales volume grew 124% compared to 2016. Braskem Idesa increased its market share in Mexico, supported by sales growth of 174% compared to 2016.

Exports grew 81%, with more profitable markets, such as Europe and the United States, accounting for a higher share, driven by the expansion of the product portfolio and better coordination between the sales teams in the United States and Europe.

19 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

COGS20:

In 4Q17, COGS21 stood at US$159 million, down 4% from 3Q17, influenced by the lower sales volume and lower prices of ethane and natural gas. Compared to 4Q16, COGS increased 13%, reflecting the higher sales volume.

•         the U.S. Gulf Coast reference price for ethane (ethane USGC) fell 4% from 3Q17 and increased 4% from 4Q16, as explained above.

•         the Henry Hub reference price for natural gas fell 2% and 5% from 3Q17 and 4Q16, respectively, given the expectation of temperatures above previous forecasts for the U.S. winter.

In the year, COGS21 came to US$657 million, increasing 91% from 2016, due to the higher sales volume.

•         The USGC price reference for ethane increased 26% compared to 2016, due to stronger demand after the startup of ethane export terminals, the higher prices of LPG and the expected startup of new crackers.

•         The Henry Hub price reference for natural gas increased 19% compared to 2016, due to higher export volumes to Mexico. Furthermore, in 2016, the natural gas price was affected by inventories above the average in last 5 years, due to high winter temperatures.

20 Cost of goods sold: for its ethane supply, Braskem Idesa has a 20-year agreement with the subsidiary of Petróleos Mexicanos (PEMEX), whose price is based on the USG ethane price reference. For its natural gas supply, Braskem Idesa has a supply contract with prices referenced to a basket of sources of natural gas in the U.S. South, especially the Henry Hub natural gas price reference.

21 Book COGS – Excludes costs with resales of PE produced in Brazil and includes impacts from the accounting standard CPC 30.

SG&A Expenses:

Selling, general and administrative expenses corresponded to 8% of the segment’s net revenue in 4Q17 and 2017.

Other Income/Expenses, Net (OIE):

In 4Q17, OIE included income of R$11.4 million related to the financial penalty established in the ethane supply agreement. In the year, this income amounted to US$19.5 million.

EBITDA:

In 4Q17, EBITDA was US$174 million, growing 28% from 3Q17, due to the higher spreads in the international market. Compared to 4Q16, EBITDA advanced 71%.

In 2017, EBITDA was US$623 million, increasing US$460 million compared to 2016, due to the ramp-up process.

Financial Results Braskem Idesa:

In 4Q17, the financial result was an expense of R$741 million (compared to the net financial expense of R$363 million in 3Q17), reflecting the impact from an exchange variation loss on the outstanding balance of the loan, due to the depreciation in the Mexican peso against the U.S. dollar in the quarter. On December 31, 2017, the outstanding principal of the loan with the project’s shareholders stood at US$1,998 million. In 4Q17, the Company recognized an expense of R$51 million related to the adoption of hedge accounting in the profit or loss.

Excluding the effects from exchange variation, the financial result in 4Q17 was an expense of R$227 million, down 2% from the expense recorded in 3Q17.

Financial Result (R$ million)	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
BRASKEM IDESA	(A)	(B)	(C)	(A)(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Expenses	(241)	(238)	(253)	1%	-5%	(974)	(689)	41%
Interest Expenses	(229)	(218)	(249)	5%	-8%	(867)	(643)	35%
Others	(12)	(21)	(4)	-41%	192%	(107)	(46)	131%
Financial Revenue	14	8	1	80%	n.a.	25	3	672%
Interest	2	2	1	23%	159%	6	3	95%
Others	12	6	0	96%	n.a.	18	0	n.a.
Foreign Exchange Variation, net	(514)	(132)	(384)	289%	34%	132	(1,094)	-112%
Foreign Exchange Variation (Expense)	(595)	(146)	(412)	308%	44%	134	(1,163)	-111%
Foreign Exchange Variation (Revenue)	80	14	28	491%	187%	(2)	69	-102%
Net Financial Result	(741)	(363)	(636)	104%	17%	(817)	(1,780)	-54%

In 2017, the financial result was an expense of R$817 million (compared to net financial expense of R$1,780 million in 2016), positively impacted by an exchange variation gain on the outstanding balance of the loan, due to the appreciation in the Mexican peso against the U.S. dollar in the year. The Company recognized an expense of R$164 million related to the adoption of hedge accounting in the profit or loss.

Excluding the effects from exchange variation, the net financial result in the year was an expense of R$949 million, compared to an expense of R$686 million in 2016, explained by the capitalization of interest through April 2016, corresponding to the project phase of Braskem Idesa, and by the increase in LIBOR.

CONSOLIDATED22

Financial Overview (R$ million)	Net				Minority	Other Revenues	Operating	EBITDA
CONSOLIDATED 4Q17	Revenue	COGS	Gross Profit	SG&A	Interest	and Expenses	Profit
Brazil	10,115	(7,723)	2,392	(647)	11	(307)	1,449	1,952
U.S. and Europe	2,671	(1,983)	687	(161)	-	(16)	510	568
Mexico	936	(519)	418	(72)	-	16	362	567
Other Segments	69	(19)	50	(15)	-	7	42	48
Eliminations and Reclassifications	(1,163)	986	(176)	24	-	(3)	(155)	(182)
Braskem Total	12,628	(9,257)	3,371	(870)	11	(304)	2,208	2,952

Financial Overview (R$ million)	Net				Minority	Other Revenues	Operating	EBITDA
CONSOLIDATED 2017	Revenue	COGS	Gross Profit	SG&A	Interest	and Expenses	Profit

Brazil	38,698	(29,357)	9,341	(2,229)	40	(423)	6,729	8,675
U.S. and Europe	9,854	(7,419)	2,435	(583)	-	(21)	1,831	2,064
Mexico	3,601	(2,097)	1,503	(283)	-	28	1,248	1,987
Other Segments	81	(33)	48	(15)	-	(68)	(35)	56
Eliminations and Reclassifications	(2,974)	2,506	(468)	49	-	6	(414)	(447)
Braskem Total	49,261	(36,401)	12,860	(3,061)	40	(480)	9,359	12,334

22 The consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications. Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions. EBITDA for 2Q17 includes the capital gain from the divestment of quantiQ, in the amount of R$277 million, which is not registered in any operating segment.

NET REVENUE

In 2017, net revenue amounted to US$15.4 billion, advancing 12% on 2016, which is explained by (i) the sales volume of the Mexico complex; (ii) the recovery in local demand; (iii) higher prices for resins and key chemicals in the international market; and (iv) the capacity expansion projects at plants in the United States and Germany. In Brazilian real, net revenue came to R$49.3 billion, advancing 3% on the prior year.

COST OF GOODS SOLD (COGS)

Consolidated COGS in 4Q17 was US$2,852 million, down 1% from 3Q17, due to the lower sales volume in nearly all segments, which offset the higher feedstock prices in the international market. In Brazilian real, consolidated COGS came to R$9,257 million, up 1% from 3Q17, due to the local currency’s depreciation in the period.

Compared to 4Q16, COGS in U.S. dollar increased 4%, due to sales volume growth and higher feedstock prices. In Brazilian real, COGS increased 3% from 4Q16.

In 2017, COGS amounted to US$11,407 million, increasing 13% from 2016, explained by the sales volume growth in Mexico due to reaching full ramp-up and by the higher feedstock prices in the international market. In Brazilian real, COGS came to R$36,401 million, up 4% from 2016.

SG&A EXPENSES

In 4Q17, selling, general and administrative expenses amounted to R$870 million, increasing 9% compared to 4Q16, reflecting sales volume growth and higher expenses with advertising and publicity. In U.S. dollar, expenses amounted to US$250 million, 4% lower than in 4Q16.

In the year, expenses were R$3,061 million, up 7% from 2016, due to the higher selling expenses in Mexico and audit expenses. In U.S. dollar, SG&A expenses amounted to US$906 million, 3% higher than in 2016.

OTHER INCOME/EXPENSES, NET (OIE)

The Company recorded an expense of R$ 304 million in Other Income (Expenses), Net in 4Q17, which is mainly related to the provision for recovery of environmental damages in the amount of R$102 million, adjustment to the profit sharing of team members in the amount of R$113 million, and provision for legal and labor claims in the amount of R$57 million.

In 2017, other expenses decreased by R$3.4 billion compared to 2016, mainly due to the financial penalty under the global settlement executed in 2016 and provisioned for in 4Q16. Excluding the capital gain from the divestment of quantiQ, in the amount of R$277 million in 2017, the Company recorded an expense of R$756 million under Other Income (Expenses), Net, which mainly includes:

▪  employee profit sharing (R$400 million);

▪  provision for impairment losses from fixed and intangible assets (R$77 million);

▪  write-off of fixed and intangible assets due to discontinuity, including investment projects and ongoing maintenance shutdowns (R$129 million); and

▪  provision for legal and labor claims (R$120 million).

EBITDA

In 4Q17, Braskem’s consolidated EBITDA23 amounted to US$911 million, advancing 25% on the year-ago period. In Brazilian real, EBITDA came to R$2,952 million, 24% higher than in 4Q16. Despite the impact from seasonality, EBITDA in 4Q17 grew by 5% compared to 3Q17, due to the widening of spreads caused by shortage of resins in the aftermath of Hurricane Harvey in the U.S. Gulf Coast.

In 2017, consolidated EBITDA was US$3,872 million, a new record for the Company and 17% higher than in 2016, with positive impacts from: (i) higher sales volume in Mexico, due to the conclusion of the complex’s ramp-up process; (ii) higher international spreads for chemicals, PP in Europe and PE in Mexico; (iii) expansion in production capacity and higher sales volume at the units in the United States and Europe, with record PP production in the United States; (iv) higher sales volume in the Brazilian market, with record production volumes of key chemicals, PE and PP; and (v) capital gain of US$88 million from the quantiQ divestment. In Brazilian real, EBITDA amounted to a record-high R$12,334 million, advancing 7% from 2016, influenced by the Brazilian real appreciation in the comparison period.

NET FINANCIAL RESULT24

23 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

24 Excludes the financial result of Braskem Idesa SAPI.

Financial Result (R$ million)	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
EX-BRASKEM IDESA	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Financial Expenses	(1,113)	(639)	(818)	74%	36%	(3,045)	(3,051)	0%
Interest Expenses	(362)	(403)	(466)	-10%	-22%	(1,624)	(1,974)	-18%
Others	(751)	(235)	(352)	219%	113%	(1,421)	(1,077)	32%

Financial Revenue	188	217	194	-13%	-3%	850	951	-11%
Interest	164	186	178	-12%	-7%	747	897	-17%
Others	24	31	17	-24%	39%	104	54	92%

Net Foreign Exchange Variation	(275)	(216)	(280)	27%	-2%	(937)	(2,115)	-56%
Foreign Exchange Variation (Expense)	(561)	153	(109)	-	415%	(1,129)	(911)	24%
Foreign Exchange Variation (Revenue)	287	(369)	(171)	-	-268%	192	(1,204)	-

Net Financial Result	(1,199)	(638)	(903)	88%	33%	(3,131)	(4,215)	-26%

The net financial result in 4Q17 was an expense of R$1,199 million, compared to an expense of R$638 million in the previous quarter. Excluding the effects from exchange variation, the net financial result in 4Q17 was an expense of R$925 million, increasing R$503 million from the expense in the prior quarter.

  Financial expenses increased 74% from 3Q17, mainly due to the early settlement of derivative operations in the amount of R$810 million, which impacted financial expenses by R$471 million. This derivative is associated with a swap transaction to exchange debt from BRL to USD. Overall, these operations (the derivative and debt) have a higher carrying cost and were settled using the proceeds from the bonds issue concluded in October 2017.
  Financial income was impacted by the reduction in the basic interest rate in Brazil and decreased by 13% compared to 3Q17.
  Net exchange variation was affected by the depreciation in the Brazilian real in the period and by the transition of hedge accounting of exports, in the amount of R$249 million.

In the year, the net financial result was an expense of R$3,131 million, down R$1,084 million from 2016. Excluding the effects from exchange variation, the net financial result in 2017 was an expense of R$2,194 million, stable compared to the expense in the prior year.

  Excluding the impact of R$471 million on “Other Expenses” from the settlement of derivative operations, financial expenses were in line with those recorded in 2016.
  Financial income decreased by 11%, influenced by the reduction in Brazil’s interest rates.
  Net exchange variation was affected by the depreciation in the Brazilian real in the period and by the transition of hedge accounting of exports, in the amount of R$1,023 million.

Currency Hedging Program

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). At the end of 2017, this net exposure was formed: (i) in the operations, by 56% of suppliers, which was offset by 66% of accounts receivable; and (ii) in the capital structure, by the higher exposure of net debt to the U.S. dollar. Since its operating cash flow is heavily linked to the dollar, maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge. Virtually 100% of its revenue is pegged to the variation in the U.S. dollar and approximately 80% of its costs also is pegged to this currency.

Therefore, in September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

With the sole purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“puts”) and (ii) purchase of put options associated with the sale of call options (“collars”).

Both alternatives protect Braskem in the event of appreciation in the local currency, with the difference being that the collar strategy can also result in losses for the Company if the USD/BRL exchange rate surpasses the strike price of the call options. With collars, however, the payment of the net premium for obtaining the puts is lower, since the Company receives a premium from the sale of the call options. Lastly, note that any losses from the collar strategy always are offset by gains in competitiveness from the reduction in costs denominated in BRL when translated into USD.

As of December 31, 2017, Braskem held put options in the amount of U$1.4 billion, with an average strike price of 2.96 R$/US$. Braskem also held a total notional value of short options in call option contracts in the amount of U$926 million, with an average strike price of R$4.32. The operations have a maximum term of 18 months.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future exports denominated in USD with maturities in months coinciding with the maturity of the derivatives.

NET INCOME/LOSS

Net Profit (R$ million)	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit (Loss)	313	764	(2,617)	-59%	-112%	4,133	(729)	-
Company's shareholders	386	799	(2,531)	-52%	-115%	4,083	(411)	-
Non-controlling interest in Braskem Idesa	(73)	(36)	(86)	106%	-15%	50	(318)	-

Net Profit (Loss) per share
Common Shares						5.12	(0.56)	-
Class 'A' Preferred Shares						5.12	(0.56)	-
Class 'B' Preferred Shares						0.61	-	-

DIVIDENDS

In November 2017, the Board of Directors approved the early payment of dividends for fiscal year 2017 in the amount of R$1 billion, representing 24.5% of the net income attributable to shareholders in the year, in the approximate gross amount of R$1.26 per common or class “A” preferred share and R$0.61 per class “B" preferred share. Payment was made in December 2017.

LIQUIDITY AND CAPITAL RESOURCES

Debt	Dec-17		Sep-17		Dec-16		Chg.	Chg.
US$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Consolidated Gross Debt	10,087		10,238		10,623		-1%	-5%
in R$	463	5%	1,361	13%	1,582	15%	-66%	-71%
in US$	9,623	95%	8,877	87%	9,041	85%	8%	6%
(-) Debt - Braskem Idesa	2,930		2,979		3,110		-2%	-6%
in US$	2,930	100%	2,979	100%	3,110	100%	-2%	-6%
(+) Leniency Agreement	492		501		875		-2%	-44%
in R$	427	87%	435	87%	623	71%	-2%	-31%
in US$	66	13%	66	13%	253	29%	-1%	-74%
(=) Gross Debt (Ex-Braskem Idesa)	7,649		7,759		8,389		-1%	-9%
in R$	890	12%	1,795	23%	2,204	26%	-50%	-60%
in US$	6,759	88%	5,964	77%	6,184	74%	13%	9%
(-) Cash and Cash Equivalents (Ex-Braskem Idesa	1,618		2,219		2,250		-27%	-28%
in R$	1,132	70%	1,584	71%	1,204	54%	-29%	-6%
in US$	486	30%	635	29%	1,046	46%	-23%	-54%
(=) Net Debt (Ex-Braskem Idesa)	6,031		5,541		6,139		9%	-2%
in R$	(242)	-4%	212	4%	1,000	16%	-214%	-124%
in US$	6,273	104%	5,329	96%	5,139	84%	18%	22%

EBITDA (LTM)	3,153		3,052		3,155		3%	0%

Net Debt/EBITDA	1.91x		1.82x		1.95x		5%	-2%

On December 31, 2017, the average debt term was 16 years, and considering only dollar-denominated debt, the average debt term was 17 years. The weighted average cost of the Company’s debt corresponded to exchange variation + 5.58%.

Braskem’s liquidity position of R$1,618 million is sufficient to cover the payment of all obligations maturing over the next 40 months.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and credit ratings above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s). The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/home-en).

CAPITAL EXPENDITURE25

Braskem’s units in Brazil, United States and Europe made investments in the aggregate amount of R$1,760 million (excluding investments in the new PP plant approved in the year), in line with the initial estimate for 2017.

Investments in the Brazilian units came in 3% below estimate, explained by the savings obtained on the acquisition of equipment, by the effects from the stronger BRL on expenses pegged to the USD and by the changes to the project execution timetable.  In U.S. dollar, because of the difference in actual Brazilian real appreciation compared to expectations for the local exchange rate for the year, expenditures were 6% above the initial estimate.

Considering the investment made in building the new polypropylene plant in the United States, of R$532 million, Braskem’s units aggregate investment in Brazil, United States and Europe was R$2,293million.

Investments	R$ million						US$ million
	4Q17		2017		2017e		4Q17		2017		2017e
Corporates (ex-Braskem Idesa)
Brazil	539	90%	1,576	90%	1,619	92%	166	90%	492	90%	464	92%
Operating	459	85%	1,337	85%	1,368	85%	141	85%	418	85%	392	85%
Strategic	81	15%	239	15%	251	15%	25	15%	75	15%	72	15%
USA and Europe	61	10%	184	10%	142	8%	19	10%	57	10%	41	8%
Operating	54	88%	133	72%	123	87%	16	88%	41	72%	35	87%
Strategic	7	12%	51	28%	19	13%	2	12%	16	28%	5	13%

Total	600	100%	1,760	100%	1,761	100%	185	100%	550	100%	505	100%

New PP Plant USA

Strategic	168	100%	532	100%	-	0%	52	100%	167	100%	-	0%

Total	168	100%	532	100%	-	0%	52	100%	167	100%	-	0%

Total
Operating	512	67%	1,470	64%	1,491	85%	158	67%	459	64%	428	85%
Strategic	256	33%	823	36%	270	15%	79	33%	258	36%	77	15%
Total	768	100%	2,293	100%	1,761	100%	237	100%	717	100%	505	100%

In the same period, Braskem Idesa made investments totaling R$ 22 million, 58% below the amount forecast for the year as a result of the investment portfolio’ optimization, which resulted in the postponement/ cancellation of some projects.

Investments	R$ million						US$ million
	4Q17		2017		2017e		4Q17		2017		2017e
Non-Corporates (Braskem Idesa)
Mexico
Operating	9	100%	22	100%	53	100%	3	100%	7	100%	15	100%

Total	9	100%	22	100%	53	100%	3	100%	7	100%	15	100%

25 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

Investments in 2018

Braskem plans to invest around R$2,872 million this year, of which R$1,047 million (US$320 million) is pegged to the U.S. dollar related to operating investments in the United States, Europe and Mexico units.

Of this amount, R$1,987 million will be allocated to maintenance, productivity, HES and operational efficiency, including the disbursements for the scheduled maintenance shutdown of the cracker in Triunfo, Rio Grande do Sul, which is scheduled for 1Q18. The remainder will be allocated to other strategic projects, such as the new PP plant in the United States (US$263 million).

Investments	2018e
	R$ MM		US$ MM
Corporates (ex-Braskem Idesa)
Brazil	1,824	64%	556	64%
Operating	1,804	63%	550	63%
Strategic	20	1%	6	1%
USA and Europe	1,047	36%	320	36%
Operating	183	6%	56	6%
Strategic	865	30%	264	30%
Total	2,872	100%	876	100%

Total
Operating	1,987	69%	606	69%
Strategic	885	31%	270	31%
Total	2,872	100%	876	100%

Braskem Idesa plans to invest around US$42 million (R$137 million) in projects related to maintenance, productivity, HES and operating efficiency.

Investments	2018e
	R$ MM		US$ MM
Non-Corporates (Braskem Idesa)
Mexico
Operating	137	100%	42	100%
Total	137		42

CASH FLOW26

In 2017, Braskem recorded free cash flow27 of R$2,460 million, 9% higher than in 2016.

Excluding (i) R$608 million related to the acquisition of interests in Cetrel and Distribuidora de Água Camaçari; (ii) R$450 million received from the quantiQ divestment; and (iii) R$39.6 million in proceeds from the sale of land in the ABC region of Greater São Paulo, free cash flow in the year was R$2,579 million, 15% higher than in 2016. The increase is mainly explained by (i) the higher cash generation from operations; (ii) the 20% reduction in payment of IR/CSLL in the United States; and (iii) the 10% decline in investments, due to the completion of construction of the Braskem Idesa petrochemical complex.

VALUE DRIVERS

▶ New PP plant in the United States

Consistent with Braskem’s strategy to diversify its feedstock profile and to expand geographically in the Americas, strengthening its leadership in polypropylene production in the United States, the Board of Directors approved, on June 21, 2017, the project to build a new 450 kton polypropylene plant at its site in La Porte, Texas. The project’s startup is slated for the second quarter of 2020.

With investment approved of up to US$675 million, in 2017, Braskem already invested US$172 million, related to expenditures with detailed engineering and equipment purchases. In 2017, the project advanced 9%: 67% of engineering and 43% of purchases were completed, and also site preparation for construction and assembly of temporary facilities was started. Another highlight was the contracting of Linde Group to lead the project’s EPC and the selection of UNIPOL® technology, from Grace.

▶ Feedstock flexibility project in Bahia:

In 4Q17, the project to enable up to 15% of the ethylene produced by the cracker in Bahia state to use ethane as feedstock was completed. A series of modifications were made to the industrial site and to the Port of Aratu over the past 13 months to ensure the reliability, quality and safety of the operations. A total of R$380 million was invested in the technological adaptation of the Chemicals Unit at Camaçari, in the interconnection pipeline and in the adaptation of logistics infrastructure at the Aratu Port Terminal.

In November, the project reached an important milestone with the first vessel loaded with ethane docking at the Port of Aratu. On November 20, the product arrived in the furnaces for cracking, marking Braskem’s first flex operation at Camaçari.

SUSTAINABLE DEVELOPMENT

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. Its efforts in this area are structured along three main fronts: (i) Increasingly sustainable Resources and Operations; increasingly sustainable feedstocks and operations, a portfolio of increasingly sustainable products, and solutions for a more sustainable life. The highlights in the quarter include:

26 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments held for trade” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with high liquidity and expected realization in the short term, in accordance with Note 5 to the Quarterly Financial Statements as of September 30, 2017.

27 Excludes: (i) payment under the Leniency Agreement; and (ii) reclassification of cash and cash equivalents to financial investments held for trade, as explained in the above note.

▶   ISE Index: for the 13th year in a row, Braskem was included in the Corporate Sustainability Index (ISE) of the São Paulo Exchange (B3), which recognizes the best publicly traded corporations in Brazil in managing sustainable development.

▶   CDP Climate: for the second straight year, Braskem was named an “A List” company in the Climate ranking of the Carbon Disclosure Project (CDP), which recognizes the best publicly traded corporations in managing greenhouse gas emissions. Braskem was the only Brazilian and Latin American company to achieve the top score in CDP's Climate ranking, consolidating its position as a reference in the management of GHG emissions and recognizing its contributions to the transition towards a low-carbon economy.

▶   CDP Water: for the first time Braskem was named an "A List" company in the CDP’s Water ranking, which recognizes the best publicly traded corporations in managing the use of water resources. Braskem was the only Brazilian and Latin American company to achieve the top score in CDP's Water ranking, consolidating its position as a reference in the management of water resources and recognizing its contributions to the transition towards a more sustainable economy.

▶   LCA Study: With Braskem’s support, the Hospital Technical Committee of the Brazilian Association of Nonwovens and Technical Fabric Manufacturers (ABINT) worked on the review of the standard ABNT NBR 16064, seeking not only to specify the materials to be used in producing the kits, but also to establish performance and quality criteria for these products.

▶   Wecycle platform: In 2017, Braskem created the Recycling & Wecycle Platform area, which aims to consolidate actions and leverage initiatives, businesses and sustainable solutions related to the circular economy for plastics, especially recycling. Created in 2015, the Wecycle platform will continue to be used to foster businesses and initiatives that value plastic waste and the development of solutions, products and processes that involve plastic recycling, among which we highlight the following:

o    The packaging for the stain remover Tira Manchas Qualitá, developed in partnership with Pão de Açúcar, was one of the winning projects of the 11th edition of the Great Packaging Case Studies Award of the Brazilian Packaging Association (ABRE). 31 projects were recognized at the awards ceremony, which was attended by 500 professionals representing the packaging value chain.

o    The Wecycle resin supported the creation of a new bicycle concept, which is the result of 12 years of research and of investment of some R$5 million by Muzzicycle. The bicycle frame contains around three kilograms of plastic, of which 30% has been recycled.

o    Braskem joined forces with the companies Martiplast, a producer of housewares, and Leroy Merlin, one of the largest construction materials chains, to offer consumers organizing boxes made of 100%-recycled plastic (polypropylene), which was recycled from big bags previously used by the company to transport and move their resins.

INDICATORS

Indicators	4Q17	3Q17	4Q16	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operating
EBITDA	2,952	2,746	2,379	8%	24%
EBITDA Margin (%)	23.4	22.6	19.8	1 p.p.	4 p.p.
SG&A/Net Revenue (%)	6.9	6.5	6.6	0.4 p.p.	0.3 p.p.

Financial*
Net Debt	19,951	17,553	20,007	14%	0%
Net Debt/EBITDA LTM	1.99x	1.80x	1.82x	10%	9%
EBITDA/Interest Paid LTM	6.1	6.6	8.5	-7%	-28%

Company Valuation
Share Price (Final)	42.9	41.3	33.3	4%	29%
Shares Outstanding (Million**	796	796	796	0%	0%
Market Cap	34,125	32,836	26,507	4%	29%
Net Debt	26,558	23,995	27,023	11%	-2%
Braskem	19,951	17,553	20,007	14%	0%
Braskem Idesa (75%)***	6,607	6,443	7,016	3%	-6%
Enterprise Value (EV)	60,684	56,831	53,529	7%	13%
EBITDA LTM	11,554	11,047	11,386	5%	1%
Braskem	10,045	9,737	11,022	3%	-9%
Braskem Idesa (75%)	1,509	1,310	363	15%	315%
EV/EBITDA	5.3x	5.1x	4.7x	2%	12%

EPS	5.1x	1.5x	-0.5x	250%	-1092%

Dividend Yield (%)	2.9	3.0	7.5	-4%	-61%

FCF Yield (%)****	7.2	8.3	8.5	-13%	-15%
*Não considera Dívida Líquida, EBITDA e Juros Pagos da Braskem Idesa
**Não considera ações mantidas em tesouraria
***Considera US$ 133 milhões de aplicação financeira dada como garantia para cobrir a obrigação da Braskem ligada à constituição de conta reserva para o project finance da Braskem Idesa
****Não considera: (i) pagamento do acordo de leniência; e (ii) reclassificação de equivalentes de caixa para aplicações financeiras mantidas para negociação
*Does not consider net debt, EBITDA and interest paid of Braskem Idesa
**Does not consider shares held in treasury
***Considers US$133 million of market security given as collateral to cover Braskem's obligation related to the construction of a reserve account for Braskem Idesa's project finance
**** Does not consider: (i) leniency agreement paymen;t and (ii) reclassification of cash equivalents to financial investment held for trading

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

Appendix I

Consolidated Statement of Operations

Income Statement (R$ million)	4Q17	3Q17	4Q16	Change	Change	2017	2016	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(A)	(B)	(A)/(B)
Gross Revenue	15,058	14,440	14,012	4%	7%	58,281	55,378	5%
Net Revenue	12,628	12,162	12,046	4%	5%	49,261	47,664	3%
Cost of Good Sold	(9,257)	(9,162)	(8,992)	1%	3%	(36,401)	(34,986)	4%
Gross Profit	3,371	3,000	3,054	12%	10%	12,860	12,678	1%
Selling Expenses	(374)	(381)	(391)	-2%	-4%	(1,460)	(1,404)	4%
General and Administrative Expenses	(440)	(372)	(363)	18%	21%	(1,434)	(1,287)	11%
Expenses with Research and Technology	(56)	(39)	(42)	45%	34%	(167)	(162)	3%
Other Net Income (expenses)	(304)	(283)	(3,502)	8%	-91%	(479)	(3,904)	-88%
Investment in Subsidiary and Associated Companies	11	6	7	64%	54%	40	30	33%
Operating Profit Before Financial Result	2,208	1,932	(1,240)	14%	-	9,359	5,951	57%
Net Financial Result	(1,939)	(940)	(1,569)	106%	24%	(3,942)	(6,091)	-35%
Profit Before Tax and Social Contribution	268	991	(2,809)	-73%	-	5,417	(140)	-
Income Tax / Social Contribution	44	(228)	188	-	-76%	(1,292)	(616)	110%
Discontinued operations result	-	-	4	0%	-	9	27	-67%
Net Profit (Loss)	313	764	(2,617)	-59%	-	4,133	(729)	-
Attributable to
Company's shareholders	386	799	(2,531)	-52%	-	4,083	(411)	-
Non-controlling interest in Braskem Idesa	(73)	(36)	(86)	106%	-15%	50	(318)	-

ANNEX II

Calculation of Consolidated EBITDA

EBITDA Statement R$ million	4Q17	3Q17	4Q16	Change	Change	2017	2016	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(A)	(B)	(A)/(B)
Net Profit	313	764	(2,617)	-59%	-	4,133	(729)	-
Income Tax / Social Contribution	(44)	228	(188)	-	-76%	1,292	616	110%
Financial Result	1,939	940	1,569	106%	24%	3,942	6,091	-35%
Depreciation, amortization and depletion	760	745	727	2%	5%	2,929	2,678	9%
Cost	718	697	670	3%	7%	2,766	2,519	10%
Expenses	42	47	57	-12%	-27%	163	159	2%
Basic EBITDA	2,967	2,677	(509)	11%	-	12,297	8,656	42%
Provisions for the impairment of long-lived assets (i)	(4)	75	(1)	-	639%	77	(23)	-
Result with discontinued operations (ii)	-	-	4	0%	-	-	11	-
Results from equity investments (iii)	(11)	(6)	(7)	64%	54%	(40)	(30)	33%
Adjusted EBITDA	2,952	2,746	2,379	8%	24%	12,334	11,507	7%
EBITDA Margin	23.4%	22.6%	19.8%	1 p.p.	4 p.p.	25.0%	24.1%	1 p.p.
Adjusted EBITDA US$ million	911	868	727	5%	25%	3,872	3,304	17%

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)  Corresponds to the results of quantiQ and IQAG.

(iii) Corresponds to results from equity investments in associated companies and joint ventures.

ANNEX III

Consolidated Balance Sheet

ASSETS (R$ million)	Dec-17	Dec-16	Change
	(A)	(B)	(A)/(B)

Current	17,992	16,426	10%
Cash and Cash Equivalents	3,775	6,702	-44%
Marketable Securities/Held for Trading	2,303	1,190	93%
Accounts Receivable	3,281	1,634	101%
Inventories	6,847	5,238	31%
Recoverable Taxes	1,349	1,356	0%
Dividends and Interest on Equity	11	15	-28%
Prepaid Expenses	134	102	32%
Related parties	0	0	n.a.
Derivatives operations	4	8	-55%
Other Assets	288	181	59%
Assets held for sale	-	360	n.a.
Non Current	35,349	35,566	-1%
Marketable Securities/ Held-to-Maturity	10	0	n.a.
Accounts Receivable	37	70	-47%
Advances to suppliers	46	62	-24%
Taxes Recoverable	1,024	1,088	-6%
Deferred Income Tax and Social Contribution	1,166	1,653	-29%
Compulsory Deposits and Escrow Accounts	290	233	24%
Related parties	0	0	n.a.
Insurance claims	40	51	-21%
Derivatives operations	33	29	11%
Other Assets	113	141	-20%
Investments	101	92	10%
Property, Plant and Equipament	29,762	29,337	1%
Intangible Assets	2,727	2,809	-3%
Total Assets	53,342	52,352	2%

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Dec-17	Dec-16	Change
	(A)	(B)	(A)/(B)

Current	19,138	23,568	-19%
Suppliers	5,266	6,545	-20%
Financing*	1,185	2,594	-54%
Braskem Idesa Financing*	9,691	10,438	-7%
Derivatives operations	7	29	-76%
Salary and Payroll Charges	631	562	12%
Taxes Payable	1,261	1,154	9%
Dividends	4	3	25%
Advances from Customers	353	203	74%
Leniency Agreement	257	1,354	-81%
Sundry Provisions	179	113	58%
Accounts payable to related parties	0	0	n.a.
Other payables	277	476	-42%
Debentures	27	0	n.a.
Non Current Liabilities Held for Sale	-	95	-100%
Non Current	28,513	27,063	5%
Suppliers	260	202	29%
Financing*	22,177	20,737	7%
Debentures	286	0	n.a.
Derivatives operations	0	861	-100%
Taxes Payable	53	24	119%
Accounts payable to related parties	0	0	n.a.
Loan to non-controlling shareholders of Braskem Idesa	1,757	1,621	8%
Deferred Income Tax and Social Contribution	940	511	84%
Post-employment Benefit	194	162	20%
Provision for losses on subsidiaries	0	0	n.a.
Advances from Customers	0	163	-100%
Contingencies	1,093	985	11%
Leniency Agreement	1,372	1,499	-8%
Sundry Provisions	235	206	14%
Other payables	148	93	60%
Shareholders' Equity	5,690	1,721	231%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	3,946	835	373%
Equity Valuation Adjustments**	-5,654	-6,322	-11%
Treasury Shares	-50	-50	0%
Retained Earnings	0	0	n.a.
Company's Shareholders	6,518	2,739	138%
Non Controlling Interest on Braskem Idesa	(828)	(1,018)	-19%
Total Liabilities and Shareholders' Equity	53,342	52,352	2%

* On the base date of the quarterly financial statements for the period ended September 30, 2017, Braskem was in non-remediated default with project finance contractual obligations. As a result, the entire balance of non-current liabilities, in the amount of R$8,700 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow28

Consolidated Cash Flow	4Q17	3Q17	4Q16	Change	Change	2017	2016	Change
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Profit (Loss) Before Income Tax and Social Contribution and the result of discontinued operations	268	991	(2,803)	-73%	n.a.	5,417	(99)	n.a.
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	760	745	728	2%	4%	2,929	2,683	9%
Equity Result	(11)	(6)	(7)	64%	54%	(40)	(30)	33%
Interest, Monetary and Exchange Variation, Net	2,124	281	1,028	655%	107%	3,698	3,026	22%
Leniency Agreement	-	-	2,853	n.a.	-100%	-	2,853	-100%
Gain on sale of investment in subsidiary	-	-	-	n.a.	n.a.	(277)	-	n.a.
Provision for losses and write-offs of long-lived assets	97	90	24	8%	298%	213	41	420%

Cash Generation before Working Capital	3,239	2,102	1,824	54%	78%	11,940	8,474	41%

Operating Working Capital Variation	-	-	-	n.a.	n.a.	-	-	n.a.
Financial investments held for trading	-	-	-	n.a.	n.a.	-	(428)	-100%
Account Receivable from Clients	(493)	(285)	371	73%	n.a.	(1,598)	1,008	n.a.
Inventories	(1,064)	170	296	n.a.	n.a.	(1,558)	862	n.a.
Recoverable Taxes	214	74	65	191%	229%	471	1,058	-55%
Advanced Expenses	57	15	38	282%	50%	(31)	64	n.a.
Other Account Receivables	9	63	421	-86%	-98%	26	354	-93%
Suppliers	32	(122)	(1,242)	n.a.	n.a.	(1,436)	(4,255)	-66%
Taxes Payable	(209)	168	(446)	n.a.	-53%	(218)	(292)	-26%
Advances from Customers	(11)	69	(39)	n.a.	-71%	(14)	217	-106%
Leniency Agreement	-	(736)	-	-100%	n.a.	(1,344)	-	n.a.
Other Provisions	146	51	441	186%	-67%	195	558	-65%
Other Account Payables	251	32	57	688%	344%	56	38	44%

Operating Cash Flow	2,171	1,601	1,786	36%	22%	6,490	7,660	-15%

Financial investments (includs LFT's and LF's	64	413	254	-85%	-75%	(953)	(222)	330%

Operating Cash Flow and	2,235	2,014	2,040	11%	10%	5,536	7,438	-26%

Interest Paid	(661)	(468)	(463)	41%	43%	(2,154)	(1,827)	18%
Income Tax and Social Contribution	(244)	(74)	(306)	228%	-20%	(921)	(1,153)	-20%

Net Cash provided by operating activities	1,330	1,472	1,271	-10%	5%	2,462	4,458	-45%

Proceeds from the sale of fixed assets	38	0	0	n.a.	n.a.	40	1	6932%
Proceeds from the sale of investments	-	-	-	n.a.	n.a.	450	-	n.a.
Additions to investment in subsidiaries	(608)	-	-	n.a.	n.a.	(608)	-	n.a.
Additions to Fixed and Intangible Assets	(758)	(760)	(834)	0%	-9%	(2,273)	(2,587)	-12%
Option Premium in the US dollar sale	(2)	(3)	-	-18%	n.a.	(15)	(5)	202%
Financial Assets Held to Maturity	-	-	-	n.a.	n.a.	-	38	-100%

Cash used in Investing Activities	(1,330)	(763)	(833)	74%	60%	(2,406)	(2,552)	-6%

Short-Term and Long-Term Debt	-	-	-	n.a.	n.a.	-	-	n.a.
Obtained Borrowings	6,023	982	1,286	513%	368%	8,492	4,108	107%
Payment of Borrowings	(5,471)	(1,795)	(1,146)	205%	377%	(8,779)	(4,902)	79%
Derivative Transactions- payment	(810)	-	-	n.a.	n.a.	(810)	-	n.a.
Braskem Idesa Debt	-	-	-	n.a.	n.a.	-	-	n.a.
Obtained Borrowings	-	-	-	n.a.	n.a.	188	504	-63%
Payment of Borrowings	(370)	(262)	(99)	41%	273%	(1,081)	(469)	130%
Dividends	(999)	(0)	(999)	n.a.	0%	(999)	(1,998)	-50%
Capital Increase of non-controlling interest	-	-	-	n.a.	n.a.	-	-	n.a.
Repurchase of treasury shares	-	-	-	n.a.	n.a.	-	-	n.a.

Cash used in Financing Activities	(1,626)	(1,075)	(959)	51%	70%	(2,988)	(2,757)	8%

Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(51)	107	60	n.a.	n.a.	6	587	-99%

Cash and Cash Equivalents Generation (Aplication)	(1,677)	(259)	(461)	548%	264%	(2,927)	(265)	1003%

Represented by
Cash and Cash Equivalents at The Beginning of The Period	5,452	5,711	7,239	-5%	-25%	6,702	7,043	-5%
Cash and Cash Equivalents at The End of The Period	3,775	5,452	6,778	-31%	-44%	3,775	6,778	-44%

Increase (Decrease) in Cash and Cash Equivalents	(1,677)	(259)	(461)	548%	264%	(2,927)	(265)	1003%

28 The effects from reclassifications between the lines Financial Investments Held for Trade and Cash and Cash Equivalents were: (i) reduction in financial investments of R$167 million in 1Q17; (ii) increase in financial investments of R$1,648 million in 2Q17; (iii) reduction in financial investments of R$378 million in 3Q17; and (iv) reduction of financial investments by R$ 42 million in 4Q17

EXHIBIT V

Calculation of Free Cash Flow

Free Cash Flow Generation	4Q17	3Q17	4Q16	Chg.	Chg.	2017	2016	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Cash provided by operating activities	1,330	1,472	1,271	-10%	5%	2,462	4,458	-45%
(-) Cash used in Investing Activities	1,330	763	833	74%	60%	2,406	2,552	-6%
(+) Leniency Agreement	-	736	-	n.a.	n.a.	1,344	-	n.a.
(+) Reclassification of cash and cash equivalents	(42)	(378)	(223)	-89%	-81%	1,061	342	210%
(=) Free Cash Flow Generation	(43)	1,068	215	-104%	-120%	2,460	2,247	9%

EXHIBIT VI

Statement of Operations – Deconsolidation Braskem Idesa

	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated
Income Statement (R$ million)					Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
Net Revenue	46,207	46,343	3,657	1,495	(603)	(174)	49,261	47,664
Cost of Good Sold	(34,899)	(34,041)	(2,125)	(1,109)	623	164	(36,401)	(34,986)
Gross Profit	11,308	12,302	1,532	386	20	(10)	12,860	12,678
Selling and Distribution Expenses	(1,288)	(1,287)	(172)	(117)	-	-	(1,460)	(1,404)
General and Administrative Expenses	(1,336)	(1,201)	(122)	(124)	24	40	(1,434)	(1,286)
Research and Development Expenses	(167)	(162)	-	-	-	-	(167)	(162)
Other Net Income (expenses)	192	(923)	-	-	(152)	953	40	30
Investment in Subsidiary and Associated Companies	(512)	(3,914)	32	8	-	-	(479)	(3,906)
Operating Profit Before Financial Result	8,197	4,816	1,270	153	(108)	983	9,359	5,951
Net Financial Result	(3,131)	(4,215)	(817)	(1,780)	6	(96)	(3,942)	(6,091)
Financial Expenses	(3,045)	(3,054)	(974)	(689)	271	172	(3,747)	(3,571)
Financial Revenues	850	955	25	3	(271)	(268)	604	690
Exchange Variation, net	(937)	(2,116)	132	(1,094)	6	-	(799)	(3,210)
Profit Before Tax and Social Contribution	5,066	601	453	(1,627)	(102)	887	5,417	(140)
Income Tax / Social Contribution	(992)	(1,039)	(300)	423	-	-	(1,292)	(616)
Discontinued operations result	9	27	-	-	-	-	9	27
Net Profit (Loss)	4,083	(411)	153	(1,204)	(102)	887	4,133	(729)

EXHIBIT VII

Balance Sheet - Deconsolidation Braskem Idesa

ASSETS (R$ million)	Consolidated		Braskem Idesa		Eliminations		Consolidated
	Ex Braskem Idesa		Consolidated
	Dec-17	Dec-16	Dec-17	Dec-16	Dec-17	Dec-16	Dec-17	Dec-16

Current	16,771	15,529	1,370	967	(148)	(69)	17,992	16,426
Cash and Cash Equivalents	3,480	6,500	295	202	-	-	3,775	6,702
Marketable Securities/Held for Trading	2,303	1,190	-	-	-	-	2,303	1,190
Accounts Receivable	2,809	1,456	621	247	(148)	(69)	3,281	1,634
Inventories	6,500	4,863	347	375	-	-	6,847	5,238
Recoverable Taxes	1,286	1,241	63	115	-	-	1,349	1,356
Other receivables	393	279	45	27	-	-	437	306
Assets held for sale	-	360	-	-	-	-	-	360
Non Current	28,598	28,099	12,450	12,806	(5,699)	(5,340)	35,349	35,566
Taxes Recoverable	1,024	1,088	0	0	-	-	1,024	1,088
Deferred Income Tax and Social Contribution	129	190	1,036	1,464	-	-	1,166	1,653
Related parties	5,052	4,691	-	-	(5,052)	(4,691)	-	-
Other receivables	638	649	33	30	-	-	671	678
Property, Plant and Equipament	19,180	18,814	11,228	11,171	(647)	(649)	29,762	29,337
Intangible Assets	2,576	2,668	152	141	-	-	2,727	2,809
Total Assets	45,369	43,987	13,819	13,773	(5,847)	(5,409)	53,342	52,352

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Consolidated		Braskem Idesa		Eliminations		Consolidated
	Ex Braskem Idesa		Consolidated
	Dec-17	Dec-16	Dec-17	Dec-16	Dec-17	Dec-16	Dec-17	Dec-16

Current	9,343	12,664	9,943	10,878	(148)	(69)	19,138	23,473
Suppliers	5,254	6,335	160	279	(148)	(69)	5,266	6,545
Financing	1,185	2,594	-	-	-	-	1,185	2,594
Braskem Idesa Financing	-	-	9,691	10,438	-	-	9,691	10,438
Debentures	27	-	-	-	-	-	27	-
Operações com derivativos	-	-	7	29	-	-	7	29
Salary and Payroll Charges	610	540	21	22	-	-	631	562
Taxes Payable	1,248	1,141	13	13	-	-	1,261	1,154
Other payables	1,019	2,053	51	97	-	-	1,070	2,150
Non Current Liabilities Held for Sale	-	95	-	-	-	-	-	95
Non Current	29,439	28,489	6,830	6,326	(7,756)	(7,753)	28,513	27,063
Financing	22,177	20,737	-	-	-	-	22,177	20,737
Accounts payable to related parties	-	-	5,066	4,699	(5,066)	(4,699)	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	1,757	1,621	-	-	1,757	1,621
Provision for losses on subsidiaries	2,690	3,054	-	-	(2,690)	(3,054)	-	-
Other payables	4,572	4,699	8	7	-	-	4,580	4,706
Shareholders' Equity	6,587	2,739	(2,954)	(3,431)	2,057	2,413	5,690	1,721
Attributable to Company's Shareholders	6,518	2,739	(2,954)	(3,431)	2,954	3,431	6,518	2,739
Non Controlling Interest on Braskem Idesa	69	-	-	-	(897)	(1,018)	(828)	(1,018)
Total Liabilities and Shareholders' Equity	45,369	43,987	13,819	13,773	(5,847)	(5,409)	53,342	52,352

EXHIBIT VIII

Cash Flow - Deconsolidation Braskem Idesa

Consolidated Cash Flow (R$ million)	Consolidated		Braskem Idesa		Eliminations		Consolidated
	Ex Braskem Idesa		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
Profit (Loss) Before Income Tax and Social Contribution and the result of discontinued operations	5,066	642	453	(1,627)	(102)	887	5,417	(99)
Adjust for Net Income (Loss) Restatement	4,875	8,049	1,545	1,561	102	(1,037)	6,523	8,573
Depreciation, Amortization and Depletion	2,230	2,381	742	332	(44)	(30)	2,929	2,683
Equity Result	(192)	923	-	-	152	(953)	(40)	(30)
Interest, Monetary and Exchange Variation, Net	2,901	1,851	803	1,229	(6)	(54)	3,698	3,026
Gain on sale of investment in subsidiary	(277)	-	-	-	-	-	(277)	-
Leniency Agreement	-	2,853	-	-	-	-	-	2,853
Provision for losses and write-offs of long-lived assets	213	41	0	0	-	-	213	41
Operating Working Capital Variation	(5,063)	(1,094)	(387)	279	-	-	(5,450)	(815)
Financial investments held for trading	-	(428)	-	-	-	-	-	(428)
Account Receivable from Clients	(1,304)	1,083	(373)	(127)	79	51	(1,598)	1,008
Inventories	(1,595)	967	37	(105)	-	-	(1,558)	862
Recoverable Taxes	418	977	53	81	-	-	471	1,058
Advanced Expenses	(22)	64	(9)	-	-	-	(31)	64
Other Account Receivables	35	333	(9)	21	-	-	26	354
Suppliers	(1,238)	(4,053)	(119)	(150)	(79)	(51)	(1,436)	(4,255)
Taxes Payable	(135)	(674)	(83)	382	-	-	(218)	(292)
Advances from Customers	(3)	207	(10)	10	-	-	(14)	217
Leniency Agreement	(1,344)	-	-	-	-	-	(1,344)	-
Other Account Payables	124	431	126	166	-	-	250	597
Operating Cash Flow	4,878	7,597	1,612	213	-	(150)	6,490	7,660
Financial investments (includs LFT's and LF's	(953)	(222)	-	-	-	-	(953)	(222)
Operating Cash Flow and	3,925	7,375	1,612	213	-	(150)	5,536	7,438
Interest Paid	(1,649)	(1,612)	(505)	(215)	-	-	(2,154)	(1,827)
Income Tax and Social Contribution	(919)	(1,153)	(1)	-	-	-	(921)	(1,153)
Net Cash provided by operating activities	1,356	4,611	1,105	(2)	-	(150)	2,462	4,458
Proceeds from the sale of fixed assets	40	1	-	-	-	-	40	1
Proceeds from the sale of investments	450	-	-	-	-	-	450	-
Additions to investment in subsidiaries	(608)	-	-	-	-	-	(608)	-
Additions to Fixed and Intangible Assets	(2,186)	(1,845)	(88)	(892)	-	150	(2,273)	(2,587)
Other investments	(15)	33	-	-	-	-	(15)	33
Cash used in Investing Activities	(2,319)	(1,810)	(88)	(892)	-	150	(2,406)	(2,552)
Financing
Obtained Borrowings	8,492	4,108	-	-	-	-	8,492	4,108
Payment of Borrowings	(8,779)	(4,902)	-	-	-	-	(8,779)	(4,902)
Operations with derivatives - payments	(810)	-	-	-	-	-	(810)	-
Project finance	-	-	-	-	-	-	-	-
Obtained Borrowings	-	-	188	504	-	-	188	504
Payment of Borrowings	-	-	(1,081)	(469)	-	-	(1,081)	(469)
Related Parties	-	-	-	-	-	-	-	-
Obtained (Payment of) Borrowings	21	(882)	(21)	882	-	-	-	-
Dividends Paid	(999)	(1,998)	-	-	-	-	(999)	(1,998)
Cash used in Financing Activities	(2,075)	(3,674)	(913)	917	-	-	(2,988)	(2,757)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	18	542	(11)	45	-	-	6	587
Cash and Cash Equivalents Generation (Aplication)	(3,020)	(332)	93	67	-	-	(2,927)	(265)
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,500	6,909	202	135	-	-	6,702	7,043
Cash and Cash Equivalents at The End of The Period	3,480	6,576	295	202	-	-	3,775	6,778
Increase (Decrease) in Cash and Cash Equivalents	(3,020)	(332)	93	67	-	-	(2,927)	(265)

EXHIBIT IX

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17

	1,037,965	1,086,706	1,115,407	1,060,862	1,109,350	1,096,358	1,101,207	1,124,071
	629,737	699,663	711,879	667,187	672,078	679,176	670,673	697,318
PP	408,228	387,043	403,527	393,676	437,272	417,182	430,534	426,753

Vinyls	373,158	411,444	445,919	452,380	430,828	381,730	437,128	437,157
PVC	125,906	148,604	156,655	162,873	158,347	138,489	157,052	157,329
Caustic Soda	105,727	102,071	119,827	113,282	101,637	88,637	108,807	109,899
MVC	129,365	149,143	157,634	163,650	158,896	141,456	158,259	159,462
Chlorine	12,160	11,625	11,804	12,574	11,948	13,147	13,011	10,467

Chemicals	2,077,406	2,116,126	2,156,415	2,134,529	2,175,049	2,117,826	2,186,008	2,177,113
Ethylene	831,422	880,739	903,308	844,392	879,795	870,521	865,570	902,772
Propylene	341,327	367,036	361,837	330,266	365,233	352,654	367,016	360,984
High Purity Propane	1,021	692	878	744	931	875	1,096	998
Butadiene	100,802	106,708	109,156	95,021	107,607	106,067	107,782	108,576
Paraxylene	51,230	50,420	48,516	46,027	45,434	33,786	50,546	49,472
Benzene	165,845	170,399	187,020	166,644	188,466	174,194	185,210	170,031
Toluene	32,666	27,916	32,449	21,357	17,129	27,504	21,821	13,591
Orthoxylene	13,987	12,329	15,084	14,018	14,476	9,732	16,011	12,489
Isoprene	3,912	3,309	5,433	2,889	5,391	4,650	4,015	5,643
Butene 1	11,746	16,879	19,039	19,039	19,039	19,039	19,072	17,484
Dicyclopentadien	4,702	3,544	7,872	7,872	7,872	7,872	6,452	6,452
Hydrogen	1,015	1,490	1,791	1,372	1,565	1,303	1,357	1,872
ETBE/ MTBE	74,978	91,146	82,927	66,650	87,695	87,347	80,867	80,814
Aromatic Chain (RAP)	30,898	35,864	32,183	34,122	33,299	30,789	36,184	34,030
Piperylene	5,111	4,614	7,400	3,675	6,792	6,130	5,221	5,991
Gasoil	16,239	9,782	1,633	23,739	10,207	7,776	6,619	12,608
C4 Heavies	7,084	9,909	7,820	6,223	9,107	10,404	11,367	9,714
BTE Fuel Oil	21,819	21,206	17,647	14,934	14,624	19,605	25,227	28,073
Unilene	1,708	3,600	3,365	3,243	3,286	3,499	4,175	3,662
PIB	4,889	4,043	5,692	6,605	5,039	5,853	6,651	4,138
Mixed Xylenes	16,472	13,601	16,239	11,867	11,807	16,778	10,244	8,316
AB9 Solvent	6,663	3,284	12,257	9,438	7,803	8,620	10,236	10,020
Coperaf1	1,632	5,842	77	2,941	3,308	4,808	5,645	1,710
Aguarras	5,313	4,062	6,592	8,677	6,985	4,274	6,323	6,155
Fuel	245,558	213,330	204,582	320,719	265,024	235,798	262,085	245,672
Aromatic C7C8	5,867	391	(393)	333	(375)	2,214	2,215	3,350
Cumene	56,553	36,935	45,935	54,513	42,059	50,611	52,714	52,817
Nonene	5,181	4,142	6,206	5,498	4,995	4,613	6,324	6,075
Tetramer	4,759	4,249	6,425	3,696	3,297	3,416	4,717	5,065
Other Basic Petrochemicals	7,007	8,666	7,445	8,015	7,159	7,094	3,247	8,540

United States and Europe	499,233	513,415	512,361	482,170	525,867	519,792	521,746	545,905
PP	499,233	513,415	512,361	482,170	525,867	519,792	521,746	545,905

Mexico	-	83,538	166,453	193,189	249,925	217,374	229,504	224,882
PE	-	83,538	166,453	193,189	249,925	217,374	229,504	224,882

EXHIBIT X

Sales Volume - Domestic Market – Main Products

Sales Volume (Brazilian Market)
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17

Polyolefins	660,692	712,674	751,350	686,421	705,260	722,275	787,621	745,237
PE's*	391,425	436,529	457,951	419,557	420,438	441,775	477,676	455,557
PP	269,267	276,145	293,399	266,864	284,822	280,500	309,945	289,680

Vinyls	229,349	245,825	250,697	239,050	244,973	206,396	232,942	243,374
PVC	119,698	132,913	138,327	137,377	139,017	112,263	127,193	147,210
Caustic Soda	109,652	112,912	112,370	101,673	105,956	94,133	105,748	96,163

Main Chemicals	706,507	562,465	676,144	673,028	689,697	693,218	727,748	727,467
Ethylene	127,181	125,343	143,440	115,902	127,753	131,467	133,786	130,633
Propylene	60,747	72,419	83,109	75,036	85,226	75,743	104,778	94,647
Butadiene	49,832	50,492	50,940	47,187	44,428	46,300	48,520	44,601
Benzene	117,216	120,119	125,794	111,411	97,455	117,036	110,394	118,842
Toluene	11,952	10,521	10,398	9,647	11,129	11,913	8,731	9,209
Paraxylene	38,185	41,726	32,327	47,663	44,066	27,602	44,616	43,594
Cumene	49,530	41,158	51,352	52,431	41,352	52,862	52,409	53,169
Gasoline	251,862	100,689	178,785	213,752	238,288	230,294	224,513	232,772

Considers Green PE and from 2017 does not consider UTEC sales

EXHIBIT XI

Sales Volume - Export Market – Main Products

Sales Volume (Brazilian Exports / International Business)
tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17

Polyolefins	380,807	426,395	407,254	376,032	390,871	358,157	359,168	330,130
PE's*	244,227	275,322	270,825	233,859	240,530	238,690	222,992	213,903
PP	136,580	151,072	136,429	142,174	150,341	119,467	136,175	116,227

Vinyls	34,256	27,145	16,483	44,872	34,741	9,280	37,078	8,452
PVC	34,256	27,145	16,483	39,035	27,198	9,280	37,078	8,452
Caustic Soda	-	-	-	5,837	7,543	-	-	-

Main Chemicals	176,317	306,982	220,068	195,527	232,794	190,836	200,127	200,822
Ethylene	23,784	19,637	12,856	7,917	34,500	11,947	18,397	36,083
Propylene	19,314	28,340	24,157	7,501	7,828	21,489	9,210	4,601
Butadiene	52,907	49,613	58,980	52,167	57,498	60,981	57,278	65,262
Benzene	57,771	37,211	63,440	78,266	99,193	63,105	75,219	64,671
Toluene	17,291	19,209	18,972	17,699	6,209	17,371	9,521	8,598
Paraxylene	5,250	16,396	15,993	-	-	5,246	4,995	7,349
Cumene	-	-	-	-	-	-	-	-
Gasoline	-	136,575	25,670	31,977	27,567	10,697	25,508	14,258

United States and Europe	499,577	503,980	502,850	502,067	534,338	515,668	548,231	518,293
PP	499,577	503,980	502,850	502,067	534,338	515,668	548,231	518,293

Mexico	26,043	54,000	152,904	198,706	264,129	238,953	235,506	230,741
PE	26,043	54,000	152,904	198,706	264,129	238,953	235,506	230,741

Considers Green PE and from 2017 does not consider UTEC sales

EXHIBIT XII

Consolidated Net Revenue

Net Revenue
R$ million	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17

Polyolefins	5,092	5,316	5,170	4,730	4,845	4,860	4,961	4,984
Domestic Market	3,383	3,575	3,633	3,311	3,344	3,402	3,570	3,541
Export Market	1,709	1,741	1,536	1,419	1,501	1,458	1,391	1,444

Vinyls	742	732	736	797	813	644	795	805
Domestic Market	651	665	691	672	718	617	691	780
Export Market	90	68	45	125	95	28	104	25

Chemicals (Most Relevants)	2,603	2,513	2,646	2,595	3,328	2,845	2,841	3,073
Domestic Market	1,926	1,576	1,828	1,842	2,076	2,051	1,984	2,123
Ethylene/Propylene	609	598	684	570	657	668	747	761
Butadiene	116	134	142	175	274	217	131	130
Cumene	142	100	122	137	110	168	146	154
BTX*	442	410	377	400	421	424	412	461
Gasoline	476	201	355	408	461	429	399	463
Others	141	133	149	152	154	147	149	154

Export Market	676	937	818	753	1,252	794	857	949
Ethylene/Propylene	142	150	109	46	157	98	92	171
Butadiene	150	160	191	248	456	163	222	226
BTX*	180	167	222	213	318	209	206	232
Gasoline	-	176	24	37	50	20	47	28
Others	204	285	272	209	269	303	289	293

United States and Europe	2,535	2,298	2,066	1,997	2,425	2,310	2,449	2,671

Mexico	123	215	537	714	940	880	843	936
PE	123	213	529	706	923	863	824	922
Mexico Others**	-	2	8	8	17	17	19	15

Resale***	634	402	642	904	66	13	56	1

Others****	187	245	184	307	183	318	217	159

Total	11,915	11,722	11,981	12,046	12,600	11,870	12,162	12,628

*BTX = Benzene, Toluene and Paraxylene
** Others Mexico = Fuel and Utilities
***Naphtha, condensate and crude oil
****Includes pre-marketing activity in Mexico until 1Q16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.